FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the six months ended September 30, 2012, filed on November 13, 2012 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

BY:	/s/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: November 14, 2012

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the six months ended

September 30, 2012

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of Panasonic to achieve its midterm management plan; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30, 2012	Six months ended September 30, 2011	Year ended March 31, 2012
Net sales	3,638,160	4,005,198	7,846,216
Income (loss) before income taxes	(278,671)	(159,343)	(812,844)
Net income (loss)	(687,474)	(153,157)	(816,144)
Net income (loss) attributable to Panasonic Corporation	(685,170)	(136,151)	(772,172)
Comprehensive income (loss) attributable to Panasonic Corporation	(768,534)	(261,645)	(881,189)
Total Panasonic Corporation shareholders’ equity	1,149,631	2,559,586	1,929,786
Total equity	1,184,256	2,637,903	1,977,566
Total assets	5,599,751	7,315,865	6,601,055
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(296.39)	(58.88)	(333.96)
Net income per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	20.5	35.0	29.2
Net cash provided by operating activities	20,317	19,149	1,983
Net cash used in investing activities	(79,878)	(130,050)	(341,876)
Net cash used in financing activities	(46,446)	(83,085)	(53,094)
Cash and cash equivalents at end of period	443,899	740,595	574,411

	Three months ended September 30, 2012	Three months ended September 30, 2011
Net sales	1,823,662	2,075,650
Net income (loss) attributable to Panasonic Corporation	(697,979)	(105,800)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(301.93)	(45.75)

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential common shares that were outstanding for the period.

	3.	Effective from the beginning of fiscal 2013, investments in molding dies are included in capital investment. Accordingly, the amounts of the net cash provided by operating activities and net cash used in investing activities for fiscal 2012 (including six months period ended September 30, 2011) are changed.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 560 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

Panasonic changed the Group organizational structure on January 1, 2012, resulting in eight reportable segments. “AVC Networks” provides imaging equipment such as flat-panel TVs, AVC network equipment including Blu-ray Disc recorders, digital cameras and PCs as well as in-flight entertainment systems and other business-use AV equipment; “Appliances” delivers the homemaking, cooking, beauty and grooming, health, air-conditioning equipment, and cooling and heating equipment; “Systems & Communications” delivers products and services of the system networks and mobile communications; “Eco Solutions” is comprised of four business groups, which are the lighting business, the energy systems business, the housing systems business, and the environmental systems business; “Automotive Systems” operates car-use-multimedia-related equipment, eco-car-related equipment and electrical component; “Industrial Devices” covers a wide range of products such as electronic components, semiconductors and optical devices; “Energy” develops a broad energy-based business including solar photovoltaic systems and lithium-ion batteries; and “Other” consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations. For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries. Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries. Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

During the six months ended September 30, 2012, there were no major changes in principal businesses.

During the six months ended September 30, 2012, there were changes in major affiliated companies as follows. The Company absorbed Panasonic Electronic Devices Co., Ltd. (Industrial Devices segment) and other on April 1, 2012.

II	The Business

(1)	Operating Results

During the six months ended September 30, 2012 under review, despite signs of a moderate recovery, the global economy continues to contract with remaining uncertainty due to the European financial crisis and slowdown of the Asian economic expansion including China. In the meantime, the Japanese market recovered partially due to a growing demand for reconstruction following the Great East Japan Earthquake and growth in automobile sales thanks to the eco-car subsidy. However, the electronics industry continued to be difficult with downturn in digital products, especially flat-panel TVs, and sales decline in electronic components.

Under such business circumstances, Panasonic has been working towards filtering unprofitable models and enhancing BtoB businesses with one of its basic guidelines, “Focus on Profitability.” However, consolidated group sales for the six months significantly decreased by 9% to 3,638.2 billion yen, compared with 4,005.2 billion yen in the same period of fiscal 2012 due mainly to sales decrease in digital products under severe global competition as well as weak Japanese markets for flat-panel TVs and global note PCs.

The Company’s operating profit* for the first six months increased by 84% to 87.4 billion yen, from 47.6 billion yen a year ago due to fixed cost reduction and streamlining material costs. On the other hand, pre-tax loss totaled 278.7 billion yen, compared with a loss of 159.3 billion yen a year ago. This was due mainly to business restructuring expenses of 355.5 billion yen, including impairment losses of long-lived assets and goodwill in solar, consumer-use lithium-ion batteries and mobile phone businesses. Taking into consideration significant sales decreases in Japan and continuous severe business environment in the third quarter onwards, in conformity with U.S. generally accepted accounting principles, the Company increased the valuation allowances to deferred tax assets in Panasonic Corporation and Panasonic Mobile Communications Co., Ltd., and incurred provision for income taxes of 412.5 billion yen. Accordingly, net loss and net loss attributable to Panasonic Corporation amounted to 687.5 billion yen and 685.2 billion yen compared with a loss of 153.2 billion yen and 136.2 billion yen a year ago, respectively.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Segment

The Company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments to increase from six to eight. Accordingly, segment information for the six months ended September 30, 2011 has been reclassified to conform to the presentation for the same period of fiscal 2013.

AVC Networks

Sales decreased by 24% to 690.0 billion yen from 913.6 billion yen a year ago. This result was due mainly to significant sales decline in flat-panel TVs, BD recorders and digital cameras. Segment profit significantly improved to 19.9 billion yen, compared with a loss of 15.7 billion yen a year ago due mainly to fixed cost reductions and restructuring effects.

Appliances

Sales increased by 2% to 814.0 billion yen, compared with 801.1 billion yen a year ago. Despite sales decrease in air conditioners, this result was due mainly to sales increases in refrigerators and washing machines. Segment profit was lower than the previous year, amounting to 51.0 billion yen, down 3% from 52.8 billion yen a year ago.

Systems & Communications

Sales decreased by 12% to 357.3 billion yen from 405.2 billion yen a year ago due mainly to sales decreases in mobile phones and system-related equipment such as compact multifunction printers and private branch exchange (PBX) products. Segment loss amounted to 10.0 billion yen due mainly to sales decrease, compared with a loss of 6.6 billion yen a year ago.

Eco Solutions

Overall sales remained stable at 740.3 billion yen compared with 742.6 billion yen a year ago. Despite sales increases in the lighting and environmental system businesses, this result was due mainly to sales decreases in the energy system business especially home use fire prevention devices in Japan. Segment profit slightly decreased by 4% to 18.6 billion yen from 19.4 billion yen a year ago.

Automotive Systems

Sales increased by 38% to 382.7 billion yen from 277.6 billion yen a year ago due mainly to strong sales in car AVC equipment and car navigation systems compared with the fiscal 2012 results which were affected by the Great East Japan Earthquake. Segment profit significantly improved by 1111% to 8.7 billion yen from 0.7 billion yen a year ago due mainly to sales increase.

Industrial Devices

Sales decreased by 8% to 693.6 billion yen from 751.7 billion yen a year ago. This result was due mainly to sales decreases in optical pickups and semiconductors. Segment profit significantly improved to 17.9 billion yen compared with a loss of 0.6 billion yen a year ago due mainly to fixed cost reductions.

Energy

Sales decreased by 5% to 292.5 billion yen from 307.7 billion yen a year ago. Despite sales increase in automotive-use batteries, this result was due mainly to sales decreases in consumer-use lithium-ion batteries, and solar photovoltaic systems in Europe. Segment profit improved to 2.8 billion yen compared with a loss of 9.8 billion yen a year ago due mainly to fixed cost reductions and streamlining material costs.

Other

Sales decreased by 29% to 698.3 billion yen from 985.3 billion yen a year ago. The sales decline owing to the SANYO-related business transfers implemented in fiscal 2012 led to the overall sales decrease. Segment profit decreased by 36% to 9.4 billion yen from 14.7 billion yen a year ago due mainly to sales decrease in Manufacturing Solutions Company.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of September 30, 2012 decreased by 1,001.3 billion yen to 5,599.8 billion yen from March 31, 2012. This was due mainly to decreases in goodwill and intangible assets affected by the impairment losses, and other current assets and other assets affected by the increase in valuation allowances to deferred tax assets, as well as decreases in cash and cash equivalents, and investments and advances.

Regarding liabilities, total liabilities amounted to 4,415.5 billion yen, a decrease of 208.0 billion yen compared with March 31, 2012. This was attributable primarily to decreases in account payables and other accrued expenses.

Panasonic Corporation shareholders’ equity decreased by 780.2 billion yen, compared with March 31, 2012, to 1,149.6 billion yen. This was due mainly to decrease in retained earnings according to net loss attributable to Panasonic Corporation and deterioration in accumulated other comprehensive income (loss) along with appreciation of the yen and decline of the market value in investments. Adding noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity decreased by 793.3 billion yen to 1,184.3 billion yen compared with March 31, 2012.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities for the six months ended September 30, 2012 amounted to 20.3 billion yen, an increase of 1.2 billion yen from a year ago. Although net loss has increased, this was due mainly to losses which do not have any impact on cash flow, such as impairment losses of long-lived assets and goodwill, and deferred income taxes. As a result, net cash provided by operating activities was almost in line with a year ago.

Cash flows from investing activities

Net cash used in investing activities amounted to 79.9 billion yen, a decrease of 50.2 billion yen from a year ago. This was due primarily to a decrease in capital expenditures and an increase in proceeds from disposals of investments and property, plant and equipment.

Cash flows from financing activities

Net cash used in financing activities amounted to 46.4 billion yen, a decrease of 36.6 billion yen from a year ago, due mainly to repayment for bonds maturity in fiscal 2012.

Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 443.9 billion yen as of September 30, 2012, down 130.5 billion yen, compared with the end of the last fiscal year.

(5)	Research and Development

Panasonic’s R&D expenditures for the six months ended September 30, 2012 totaled 248.5 billion yen, down 7% from a year ago. There were no significant changes in R&D activities for the period.

(6)	Major Property, Plant and Equipment

Effective from the beginning of fiscal 2013, investments in molding dies are included in capital investment. Accordingly, the Company revised the fiscal 2013 forecast for capital investment (tangible assets) to 360 billion yen from 310 billion yen of its original plan during the first quarter of fiscal 2013. Furthermore, the Company revised the forecast to 340 billion yen from 360 billion yen as a result of reviewing the investment plan during the second quarter of fiscal 2013.

Panasonic’s capital investment (tangible assets) for the six months ended September 30, 2012 totaled 156.9 billion yen, up 5% from a year ago. In calculating this percentage, prior year’s figure has been revised to conform with the presentation for molding dies for fiscal 2013.

Panasonic transferred the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., to Japan Display Inc. in April 2012.

(7)	Depreciation

Panasonic’s depreciation (tangible assets) for the six months ended September 30, 2012 totaled 137.6 billion yen, down 8% from a year ago.

Effective from the beginning of fiscal 2013, depreciation expenses in molding dies are included in depreciation. In calculating percentage above, prior year’s figures have been revised to conform with the presentation for molding dies for fiscal 2013.

(8)	Number of Employees

Numbers of employees at the end of the second quarter of fiscal 2013 were 321,896, a decrease of 8,871, compared with the end of the fiscal 2012.

(9)	Risk Factors

There were no risks newly identified during the six months ended September 30, 2012. During the six month ended September 30, 2012, there were no significant changes with regard to the “Risk Factors” stated in the annual report of the prior fiscal year.

(10)	Others

Based on the board of directors meeting held on September 28, 2012, the Company resolved to issue unsecured straight bonds up to 150.0 billion yen in order to enhance the stability of financial position with long-term stabilization of debt. The Company plans to issue the bonds through public offering in Japan for the purpose of redemption of commercial paper and bonds.

The board of directors meeting of the Company, held on September 28, 2012, resolved to set a credit line in order to secure the measures for stability of funds. Accordingly, the Company signed agreements with several banks as of October 1, 2012. Total amount of unsecured line of credit on this agreement is 600.0 billion yen.

III	Shares and Shareholders

(1)	Shares of Common Stock Issued as of September 30, 2012: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of September 30, 2012: 258,740 million yen

CONTENTS

IV	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2012

	Yen (millions)
Assets	September 30, 2012	March 31, 2012
Current assets:
Cash and cash equivalents	443,899	574,411
Time deposits	27,469	36,575
Short-term investments (Note 3)	461	483
Trade receivables:
Notes	81,340	73,044
Accounts	909,674	963,202
Allowance for doubtful receivables	(24,221)	(26,604)

Net trade receivables	966,793	1,009,642

Inventories (Notes 1 and 2)	851,730	801,991
Other current assets (Notes 11 and 12)	309,185	454,663

Total current assets	2,599,537	2,877,765

Investments and advances (Note 3)	349,053	451,879

Property, plant and equipment (Notes 1 and 5):
Land	362,091	374,855
Buildings	1,678,351	1,679,665
Machinery and equipment	2,643,574	2,590,026
Construction in progress	91,405	90,786

	4,775,421	4,735,332
Less accumulated depreciation	3,047,406	2,972,774

Net property, plant and equipment	1,728,015	1,762,558

Other assets:
Goodwill (Note 11)	517,707	757,417
Intangible assets (Note 5)	237,668	345,751
Other assets (Note 11)	167,771	405,685

Total other assets	923,146	1,508,853

	5,599,751	6,601,055

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

September 30 and March 31, 2012

	Yen (millions)
Liabilities and Equity	September 30, 2012	March 31, 2012
Current liabilities:
Short-term debt, including current portion of long-term debt (Note 11)	653,519	633,847
Trade payables:
Notes	55,183	53,243
Accounts	758,907	797,770

Total trade payables	814,090	851,013

Accrued income taxes	33,721	32,553
Accrued payroll	196,167	204,842
Other accrued expenses (Note 14)	681,030	749,495
Deposits and advances from customers	70,552	71,102
Employees’ deposits	7,296	7,651
Other current liabilities (Note 12)	289,600	329,001

Total current liabilities	2,745,975	2,879,504

Noncurrent liabilities:
Long-term debt	908,135	941,768
Retirement and severance benefits	549,326	566,550
Other liabilities	212,059	235,667

Total noncurrent liabilities	1,669,520	1,743,985

Equity:
Panasonic Corporation shareholders’equity:
Common stock (Note 6)	258,740	258,740
Capital surplus (Note 10)	1,117,480	1,117,530
Legal reserve	95,544	94,512
Retained earnings	743,407	1,441,177
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(544,799)	(482,168)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	(17,513)	13,283
Unrealized gains (losses) of derivative instruments (Note 12)	1,036	(3,728)
Pension liability adjustments	(257,243)	(262,542)

Total accumulated other comprehensive income (loss)	(818,519)	(735,155)

Treasury stock, at cost (Note 6)	(247,021)	(247,018)

Total Panasonic Corporation shareholders’equity (Note 10)	1,149,631	1,929,786

Noncontrolling interests (Note 10)	34,625	47,780

Total equity	1,184,256	1,977,566
Commitments and contingent liabilities (Notes 4 and 14)

	5,599,751	6,601,055

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss)

Six months ended September 30, 2012 and 2011

Consolidated Statements of Operations

	Yen (millions)
	Six months ended September 30
	2012	2011
Revenues, costs and expenses:
Net sales	3,638,160	4,005,198
Cost of sales (Note 12)	(2,710,013)	(2,994,321)
Selling, general and administrative expenses	(840,781)	(963,278)
Interest income	5,146	6,736
Dividends received	2,538	3,814
Other income (Notes 11 and 12)	33,068	11,997
Interest expense	(12,082)	(14,172)
Impairment losses of long-lived assets (Note 5)	(96,984)	(145,348)
Goodwill impairment (Note 11)	(237,778)	(8,394)
Other deductions (Notes 11 and 12)	(59,945)	(61,575)

Income (loss) before income taxes	(278,671)	(159,343)
Provision for income taxes (Note 11)	411,421	(1,355)
Equity in earnings of associated companies	2,618	4,831

Net income (loss)	(687,474)	(153,157)
Less net income (loss) attributable to noncontrolling interests	(2,304)	(17,006)

Net income (loss) attributable to Panasonic Corporation	(685,170)	(136,151)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(296.39)	(58.88)
Diluted	—	—

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)
	Six months ended September 30
	2012	2011
Net income (loss)	(687,474)	(153,157)
Other comprehensive income (loss), net of tax:
Translation adjustments	(67,152)	(105,437)
Unrealized holding losses of available-for-sale securities	(30,834)	(34,736)
Unrealized holding gains of derivative instruments (Note 12)	4,764	1,657
Pension liability adjustments	5,351	6,756

	(87,871)	(131,760)

Comprehensive income (loss)	(775,345)	(284,917)

Comprehensive income (loss) attributable to noncontrolling interests (Note 10)	(6,811)	(23,272)

Comprehensive income (loss) attributable to Panasonic Corporation (Note 10)	(768,534)	(261,645)

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss)

Three months ended September 30, 2012 and 2011

Consolidated Statements of Operations

	Yen (millions)
	Three months ended September 30
	2012	2011
Revenues, costs and expenses:
Net sales	1,823,662	2,075,650
Cost of sales (Note 12)	(1,359,018)	(1,538,814)
Selling, general and administrative expenses	(415,881)	(494,813)
Interest income	2,343	3,310
Dividends received	310	999
Other income (Notes 11 and 12)	8,860	13,759
Interest expense	(6,456)	(6,827)
Impairment losses of long-lived assets (Note 5)	(96,822)	(144,466)
Goodwill impairment (Note 11)	(237,778)	(8,394)
Other deductions (Notes 11 and 12)	(35,716)	(42,314)

Income (loss) before income taxes	(316,496)	(141,910)
Provision for income taxes (Note 11)	383,968	(18,808)
Equity in earnings of associated companies	1,915	2,569

Net income (loss)	(698,549)	(120,533)
Less net income (loss) attributable to noncontrolling interests	(570)	(14,733)

Net income (loss) attributable to Panasonic Corporation	(697,979)	(105,800)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(301.93)	(45.75)
Diluted	—	—

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)
	Three months ended September 30
	2012	2011
Net income (loss)	(698,549)	(120,533)
Other comprehensive income (loss), net of tax:
Translation adjustments	(16,405)	(77,110)
Unrealized holding losses of available-for-sale securities	(4,591)	(32,850)
Unrealized holding gains of derivative instruments (Note 12)	(421)	198
Pension liability adjustments	894	3,971

	(20,523)	(105,791)

Comprehensive income (loss)	(719,072)	(226,324)

Comprehensive income (loss) attributable to noncontrolling interests	(1,500)	(19,594)

Comprehensive income (loss) attributable to Panasonic Corporation	(717,572)	(206,730)

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2012 and 2011

	Yen (millions)
	Six months ended September 30
	2012	2011
Cash flows from operating activities:
Net income (loss)	(687,474)	(153,157)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization (Note 1)	170,063	191,418
Net (gain) loss on sale of investments	(7,707)	1,159
Provision for doubtful receivables	2,155	2,116
Deferred income taxes (Note 11)	375,385	(24,194)
Write-down of investment securities (Note 11)	4,017	894
Impairment losses on long-lived assets and goodwill (Notes 5 and 11)	334,762	153,742
Cash effects of change in:
Trade receivables	14,452	(31,750)
Inventories (Note 1)	(74,760)	(66,583)
Other current assets	(20,280)	(59,573)
Trade payables	862	(936)
Accrued income taxes	6,697	(5,637)
Accrued expenses and other current liabilities	(82,629)	11,495
Retirement and severance benefits	(3,821)	(7,880)
Deposits and advances from customers	(1,644)	8,743
Other, net	(9,761)	(708)

Net cash provided by operating activities	20,317	19,149

Cash flows from investing activities:
Proceeds from disposition of investments and advances	57,586	21,809
Increase in investments and advances	(1,899)	(3,242)
Capital expenditures (Note 1)	(175,553)	(191,476)
Proceeds from disposals of property, plant and equipment	46,625	33,639
Decrease in time deposits, net	7,599	14,251
Other, net	(14,236)	(5,031)

Net cash used in investing activities	(79,878)	(130,050)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2012 and 2011

	Yen (millions)
	Six months ended September 30
	2012	2011
Cash flows from financing activities:
Increase in short-term debt, net	17,654	15,006
Proceeds from long-term debt	648	749
Repayments of long-term debt	(44,760)	(75,878)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(11,559)	(10,351)
Dividends paid to noncontrolling interests (Note 10)	(7,918)	(7,589)
Repurchase of common stock (Note 10)	(16)	(70)
Sale of treasury stock (Note 10)	4	61
Purchase of noncontrolling interests (Note 10)	(727)	(5,291)
Other, net	228	278

Net cash used in financing activities	(46,446)	(83,085)

Effect of exchange rate changes on cash and cash equivalents	(24,505)	(40,245)

Net decrease in cash and cash equivalents	(130,512)	(234,231)

Cash and cash equivalents at beginning of period	574,411	974,826

Cash and cash equivalents at end of period	443,899	740,595

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by segment for the six months ended September 30, 2012 were as follows: AVC Networks—15%, Appliances—17%, Systems & Communications—8%, Eco Solutions—16%, Automotive Systems—8%, Industrial Devices—15%, Energy—6% and Other—15%. A sales breakdown by geographical market was as follows: Japan—52% , North and South America—13%, Europe—9%, and Asia and Others—26%.

Sales by segment for the three months ended September 30, 2012 were as follows: AVC Networks—14%, Appliances—16%, Systems & Communications—8% , Eco Solutions—17% , Automotive Systems—8% , Industrial Devices—15% , Energy—7% and Other—15%. A sales breakdown by geographical market was as follows: Japan—52%, North and South America—13%, Europe—9%, and Asia and Others—26%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner that reflects adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “ Consolidation.” All significant intercompany balances and transactions have been eliminated in consolidation.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% voting interest, and corporate joint ventures. These investments are included in “ Investments and advances” in the consolidated balance sheets.

The Company has 560 consolidated subsidiaries and 101 associated companies under equity method as of September 30, 2012.

From fiscal 2013, the Company includes investments in molding dies and related depreciation expenses in capital investment and depreciation, respectively. Accordingly, the Company changed its presentation of consolidated statements of cash flows to include investments in molding dies in “Capital expenditures” as part of investing activities, and include related depreciation expenses in “Depreciation and amortization” as part of operating activities, respectively, on the consolidated statement of cash flows. The Company had historically presented them in “Changes in Inventories” as part of operating activities. Certain reclassifications have been made to the previous years’ related disclosures.

This revision decreased net cash used in operating activities and increased net cash used in investing activities by 18,109 million yen on the consolidated statement of cash flows for the six months ended September 30, 2011. As for the consolidated balance sheet as of March 31, 2012, “Inventories” in current assets decreased, and property, plant and equipment increased by 28,275 million yen, respectively.

The Company does not consider any of these revisions made to the consolidated statement of cash flows for the six months ended September 30, 2011, and balance sheet and the related disclosures as of March 31, 2012 to be material. The revisions do not have any impact on the consolidated statements of operations.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2012, the Company adopted Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income.” Under ASU 2011-05, which amends ASC 220, “Comprehensive Income,” an entity has the option to present the components of net income and other comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statements of equity. According to the adoption of ASU 2011-05, the Company presents two consecutive financial statements as “Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss)”.

On April 1, 2012, the Company adopted ASU 2011-08, “Testing Goodwill for Impairment.” ASU 2011-08, which amends ASC 350, “Intangibles—Goodwill and Other,” permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity need not perform the two-step impairment test. The adoption of ASU 2011-08 did not have any effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at September 30 and March 31, 2012 are summarized as follows:

	Yen (millions)
	September 30, 2012	March 31, 2012
Finished goods	495,111	450,990
Work in process	150,404	144,403
Raw materials	206,215	206,598

	851,730	801,991

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value and net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at September 30 and March 31, 2012 are as follows:

	Yen (millions)
	September 30, 2012
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Other debt securities	473	461	(12)

	473	461	(12)

Noncurrent:
Equity securities	122,743	130,062	7,319
Corporate and government bonds	1,687	1,713	26
Other debt securities	19	19	—

	124,449	131,794	7,345

	Yen (millions)
	March 31, 2012
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Other debt securities	473	483	10

	473	483	10

Noncurrent:
Equity securities	171,412	225,433	54,021
Corporate and government bonds	1,689	1,711	22
Other debt securities	80	110	30

	173,181	227,254	54,073

The carrying amounts of the Company’s cost method investments totaled 23,432 million yen and 24,553 million yen at September 30 and March 31, 2012, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, machinery and equipment, and finite-lived intangible assets. Future minimum lease payments under operating leases at September 30, 2012 are as follows:

Yen (millions)
Due within 1 year	45,792
Due after 1 year within 2 years	28,000
Due after 2 years within 3 years	12,465
Due after 3 years within 4 years	5,383
Due after 4 years within 5 years	4,246
Thereafter	14,887

Total minimum lease payments	110,773

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 96,984 million yen and 96,822 million yen of long-lived assets for the six months and three months ended September 30, 2012, respectively. 96,679 million yen of impairment losses for the six months and three months ended September 30, 2012 were related to “Energy” segment.

The Company recorded impairment losses for certain finite-lived intangible assets mainly related to patents and know-how and trademark, and machinery related to solar battery business. 73,894 million yen of impairment losses were related to finite-lived intangible assets. As a result of the continuously substantial decline of product prices, the Company revised its strategies for sales and investment and estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of finite-lived intangible assets was mainly determined based on excess earnings method and relief-from-royalty method. The fair value of machinery was determined through an appraisal based on the repurchase cost.

The Company recorded impairment losses for certain finite-lived intangible assets mainly related to patents and know-how, land, buildings and machinery related to consumer lithium-ion battery business. 13,658 million yen of impairment losses were related to finite-lived intangible assets. As a result of the continuously substantial decline of product prices, the Company revised its strategies for sales and investment and estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of finite-lived intangible assets was mainly determined based on excess earnings method and relief-from-royalty method. The fair value of land, buildings and machinery was determined through an appraisal based on the repurchase cost.

The Company recognized impairment losses in the aggregate of 145,348 million yen and 144,466 million yen of long-lived assets for the six months and three months ended September 30, 2011, respectively. 140,244 million yen of impairment losses for the six months and three months ended September 30, 2011 were related to “AVC Networks” segment.

The Company recorded impairment losses for certain buildings, machinery and equipment and finite-lived intangible assets related to certain domestic flat TV manufacturing facilities. As a result of the continuously substantial decline of product prices and the yen appreciation, the Company estimated that the carrying amounts would not be recoverable through future cash flows. The fair value of buildings was determined through an appraisal based on the repurchase cost. The fair value of machinery and equipment was determined through an appraisal based on the repurchase cost or net realizable value. The fair value of finite- lived intangible assets was determined based on the discounted estimated cash flows expected to result from the use and eventual disposition of the assets.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of September 30 and March 31, 2012 are as follows:

	Number of shares
	September 30, 2012	March 31, 2012
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	141,368,990	141,351,296

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of September 30 and March 31, 2012 are as follows:

	Yen
	September 30, 2012	March 31, 2012
Panasonic Corporation shareholders’ equity per share	497.31	834.79

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the six months ended September 30, 2012 and 2011 are as follows:

	Yen (millions)
	Six months ended September 30
	2012	2011
Net income (loss) attributable to Panasonic Corporation common shareholders	(685,170)	(136,151)

	Number of shares
	Six months ended September 30
	2012	2011
Average common shares outstanding	2,311,692,841	2,312,254,267

	Yen
	Six months ended September 30
	2012	2011
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(296.39)	(58.88)

Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended September 30, 2012 and 2011 are as follows:

	Yen (millions)
	Three months ended September 30
	2012	2011
Net income (loss) attributable to Panasonic Corporation common shareholders	(697,979)	(105,800)

	Number of shares
	Three months ended September 30
	2012	2011
Average common shares outstanding	2,311,688,605	2,312,247,172

	Yen
	Three months ended September 30
	2012	2011
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(301.93)	(45.75)

Diluted net income per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(9)	Cash Dividends

On May 11, 2012, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 11,559 million yen on outstanding common stock as of March 31, 2012. The dividends, which became effective on June 8, 2012, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the six months ended September 30, 2012 and 2011 are as follows:

	Yen (millions)
	Six months ended September 30, 2012
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2012	1,929,786	47,780	1,977,566
Dividends paid to Panasonic Corporation shareholders	(11,559)	—	(11,559)
Dividends paid to noncontrolling interests	—	(7,918)	(7,918)
Repurchase of common stock	(16)	—	(16)
Sale of treasury stock	4	—	4
Equity transactions with noncontrolling interests	(50)	(677)	(727)
Other	—	2,251	2,251
Comprehensive income (loss):
Net income (loss)	(685,170)	(2,304)	(687,474)
Other comprehensive income (loss), net of tax:
Translation adjustments	(62,631)	(4,521)	(67,152)
Unrealized holding losses of available-for-sale securities	(30,796)	(38)	(30,834)
Unrealized holding gains of derivative instruments	4,764	—	4,764
Pension liability adjustments	5,299	52	5,351

Total comprehensive loss	(768,534)	(6,811)	(775,345)

Balance at September 30, 2012	1,149,631	34,625	1,184,256

	Yen (millions)
	Six months ended September 30, 2011
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2011	2,558,992	387,343	2,946,335
Dividends paid to Panasonic Corporation shareholders	(10,351)	—	(10,351)
Dividends paid to noncontrolling interests	—	(7,589)	(7,589)
Repurchase of common stock	(70)	—	(70)
Sale of treasury stock	256,056	—	256,056
Equity transactions with noncontrolling interests	16,458	(277,744)	(261,286)
Other	146	(421)	(275)
Comprehensive income (loss):
Net loss	(136,151)	(17,006)	(153,157)
Other comprehensive income (loss), net of tax:
Translation adjustments	(99,244)	(6,193)	(105,437)
Unrealized holding losses of available-for-sale securities	(34,612)	(124)	(34,736)
Unrealized holding gains of derivative instruments	1,657	—	1,657
Pension liability adjustments	6,705	51	6,756

Total comprehensive loss	(261,645)	(23,272)	(284,917)

Balance at September 30, 2011	2,559,586	78,317	2,637,903

Net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests for the six months ended September 30, 2012 and 2011 are as follows:

	Yen (millions)
	Six months ended September 30
	2012	2011
Net income (loss) attributable to Panasonic Corporation	(685,170)	(136,151)
Transfers (to) from the noncontrolling interests:
Decrease in capital surplus for purchase of additional shares in consolidated subsidiaries primarily for the purpose of conversion into wholly-owned subsidiaries	(50)	17,442

Total	(50)	17,442

Change from net income (loss) attributable to Panasonic Corporation and Transfers (to) from the noncontrolling interests	(685,220)	(118,709)

On April 1, 2011, Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. became wholly-owned subsidiaries through share exchange. The difference between the fair value of the shares of the Company delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus.

Transfers (to) from the noncontrolling interests for the three months ended September 30, 2012 and 2011 are not material.

(11)	Supplementary Information

Included in other deductions for the six months and three months ended September 30, 2012 and 2011 are as follows:

	Yen (millions)
	Six months ended September 30
	2012	2011
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	14,483	23,309
Write-down of investment securities	4,017	894
Foreign exchange losses (gains)	6,399	1,255

	Yen (millions)
	Three months ended September 30
	2012	2011
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	14,091	19,738
Write-down of investment securities	3,421	761
Foreign exchange losses (gains)	(738)	(2,974)

Net periodic benefit cost for the six months ended September 30, 2012 and 2011 are 30,085 million yen and 39,336 million yen, respectively. Net periodic benefit cost for the three months ended September 30, 2012 and 2011 are 15,147 million yen and 22,055 million yen, respectively.

366,857 million yen and 369,489 million yen of short-term bonds are included in Short-term debt, including current portion of long-term debt on the consolidated balance sheets as of September 30 and March 31, 2012, respectively.

Included in goodwill impairment for the six and three months ended September 30, 2012 are 91,007 million yen of impairment loss related to mobile phone business in “System and Communications” segment, 72,197 million yen of impairment loss related to solar battery business and 74,574 million yen of impairment loss related to consumer lithium-ion battery business in “ Energy” segment. Goodwill impairment related to mobile phone business is due to the decline in market share in Japan and the revision of the overseas development strategy resulted in a decrease in the estimated fair value of the reporting unit. Goodwill impairment related to solar battery business is due to the continuously substantial decline of product prices and reversal of strategies for sales and investments resulted in a decrease in the estimated fair value of the reporting unit. Goodwill impairment related to consumer lithium-ion battery business is due to the continuously substantial decline of product prices and reversal of strategies for sales and investment resulted in a decrease in the estimated fair value of the reporting unit. The fair value of each reporting unit is based on the combination of discounted cash flow method, guideline public company method and guideline transaction method.

Included in provision for income taxes for the six and three months ended September 30, 2012 are 371,557 million yen of increase in valuation allowance to deferred tax assets in Panasonic Corporation and 40,968 million yen of that in Panasonic Mobile Communications Co., Ltd., respectively. Based on a decline in profitability due mainly to significant sales decreases in digital consumer products including flat-panel TVs in Japan and continuous severe business environment in the third quarter onwards, the Company increased valuation allowances to deferred tax assets of the aforementioned two companies, since, after a consideration of the realizability of the deferred tax assets in accordance with the provisions of ASC740, “Income Taxes,” it is determined that it is more likely than not the deferred tax assets will not be realized.

Net loss related to the Great East Japan Earthquake included in other deductions for the six months and three months ended September 30, 2012 amounted to 2,882 million yen and 8,396 million yen, respectively, which was net of insurance recovery from loss due to the earthquake of 8,278 million yen and 1,369 million yen, respectively.

Net gain from insurance recovery related to the flooding in Thailand included in other income for the six and three months ended September 30, 2012 amounted to 1,243 million yen and 913 million yen, respectively, which was net of loss of loss of 389 million yen and 45 million yen, respectively, incurred due to the flooding.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at September 30, 2012 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at September 30, 2012 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	1,915	Other current liabilities	(41)
Commodity futures	Other current assets	1,318	Other current liabilities	(103)

Total derivatives designated as hedging instruments under ASC 815		3,233		(144)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	2,279	Other current liabilities	(2,593)
Cross currency swaps	Other current assets	2,972	Other current liabilities	—
Commodity futures	Other current assets	3,430	Other current liabilities	(3,430)

Total derivatives not designated as hedging instruments under ASC 815		8,681		(6,023)

Total derivatives		11,914		(6,167)

The fair values of derivative instruments at March 31, 2012 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	56	Other current liabilities	(10,209)
Commodity futures	Other current assets	1,599	Other current liabilities	(231)

Total derivatives designated as hedging instruments under ASC 815		1,655		(10,440)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	6,774	Other current liabilities	(1,524)
Cross currency swaps	Other current assets	304	—	—
Commodity futures	Other current assets	979	Other current liabilities	(979)

Total derivatives not designated as hedging instruments under ASC 815		8,057		(2,503)

Total derivatives		9,712		(12,943)

The effect of derivative instruments on the consolidated statement of operations for the six months ended September 30, 2012 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	8,650	Other income (deductions)	12
Commodity futures	289	Cost of sales	555

Total	8,939		567

129 million yen of ineffective portion and amount excluded from effectiveness testing recognized in operations on derivative of foreign exchange contracts are included in other income.

Fair value hedging relationships:

Derivatives from fair value hedging relationships is not expected to have a material effect on Consolidated statements of operations.

Derivatives not designated as hedging instruments under ASC 815:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in operations on derivative
	Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	2,712
Cross currency swaps	Other income (deductions)	2,668
Commodity futures	Other income (deductions)	0

Total		5,380

The effect of derivative instruments on the consolidated statement of operations for the six months ended September 30, 2011 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	14,590	Other income (deductions)	3,983
Commodity futures	(6,174)	Cost of sales	1,935

Total	8,416		5,918

499 million yen of ineffective portion and amount excluded from effectiveness testing recognized in operations on derivative of foreign exchange contracts are included in other income.

Fair value hedging relationships:

Yen (millions)
Hedging instruments	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(5,607)

Total		(5,607)

Yen (millions)
Related hedged items	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	6,312

Total		6,312

Fair value hedges resulted in gains of 705 million yen of ineffectiveness.

Derivatives not designated as hedging instruments under ASC 815:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in operations on derivative
	Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	11,887
Cross currency swaps	Other income (deductions)	2,396
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		14,283

The effect of derivative instruments on the consolidated statement of operations for the three months ended September 30, 2012 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
Derivatives	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
		Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	1,132	Other income (deductions)	3,812
Commodity futures	1,847	Cost of sales	(312)

Total	2,979		3,500

28 million yen of ineffective portion and amount excluded from effectiveness testing recognized in operations on derivative of foreign exchange contracts are included in other deductions.

Fair value hedging relationships:

Derivatives from fair value hedging relationships is not expected to have a material effect on Consolidated statements of operations.

Derivatives not designated as hedging instruments under ASC 815:

Yen (millions)
	Amount of gain (loss) recognized in operations on derivative
Derivatives	Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	(1,035)
Cross currency swaps	Other income (deductions)	5,449
Commodity futures	Other income (deductions)	0

Total		4,414

The effect of derivative instruments on the consolidated statement of operations for the three months ended September 30, 2011 is as follows:

Derivatives designated as hedging instruments under ASC 815:

Cash flow hedging relationships:

Yen (millions)
	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain reclassified from accumulated OCI into operations (effective portion)
Derivatives		Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	11,503	Other income (deductions)	6,359
Commodity futures	(3,476)	Cost of sales	739

Total	8,027		7,098

291 million yen of ineffective portion and amount excluded from effectiveness testing recognized in operations on derivative of foreign exchange contracts are included in other income.

Fair value hedging relationships:

Yen (millions)
Hedging instruments	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(4,259)

Total		(4,259)

Yen (millions)
Related hedged items	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	4,610

Total		4,610

Fair value hedges resulted in gains of 351 million yen of ineffectiveness.

Derivatives not designated as hedging instruments under ASC 815:

Yen (millions)
	Amount of gain (loss) recognized in operations on derivative
Derivatives	Location of gain or (loss) recognized in operations	Amount of gain (loss)
Foreign exchange contracts	Other income (deductions)	8,891
Cross currency swaps	Other income (deductions)	1,588
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		10,479

(13)	Fair Value

ASC 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at September 30 and March 31, 2012:

	Yen (millions)
	September 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	130,062	—	—	130,062
Corporate and government bonds	—	1,713	—	1,713
Other debt securities	—	480	—	480

Total available-for-sale securities	130,062	2,193	—	132,255

Derivatives:
Foreign exchange contracts	—	4,194	—	4,194
Cross currency swaps	—	2,972	—	2,972
Commodity futures	1,318	3,430	—	4,748

Total derivatives	1,318	10,596	—	11,914

Total	131,380	12,789	—	144,169

Liabilities:
Derivatives:
Foreign exchange contracts	—	2,634	—	2,634
Commodity futures	3,533	—	—	3,533

Total derivatives	3,533	2,634	—	6,167

Total	3,533	2,634	—	6,167

	Yen (millions)
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	225,433	—	—	225,433
Corporate and government bonds	—	1,711	—	1,711
Other debt securities	—	593	—	593

Total available-for-sale securities	225,433	2,304	—	227,737

Derivatives:
Foreign exchange contracts	—	6,830	—	6,830
Cross currency swaps	—	304	—	304
Commodity futures	2,056	522	—	2,578

Total derivatives	2,056	7,656	—	9,712

Total	227,489	9,960	—	237,449

Liabilities:
Derivatives:
Foreign exchange contracts	—	11,733	—	11,733
Commodity futures	753	457	—	1,210

Total derivatives	753	12,190	—	12,943

Total	753	12,190	—	12,943

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the six months and three months ended September 30, 2012:

	Yen (millions)
	Six months ended September 30, 2012
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(96,984)	—	—	209,687	209,687
Goodwill	(237,778)	—	—	0	0
	Yen (millions)
	Three months ended September 30, 2012
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(96,822)	—	—	208,786	208,786
Goodwill	(237,778)	—	—	0	0

The Company classified most of assets and liabilities described above in Level 3 as the Company used unobservable inputs to value these assets when recognizing impairment losses related to the assets. The fair value for the major assets was measured through repurchase cost method, excess earnings method, relief-from-royalty method, discounted cash flow method, guideline public company method, and guideline merged and acquired company method. The Company classified certain investments in Level 1 as the Company used an unadjusted quoted market price in active markets as input to value the investment.

The following table presents significant assets and liabilities that are measured at fair value on a nonrecurring basis for the six months and three months ended September 30, 2011:

	Yen (millions)
	Six months ended September 30, 2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(145,348)	—	—	165,550	165,550
Goodwill	(8,394)	—	—	0	0

	Yen (millions)
	Three months ended September 30, 2011
	Total gains (losses)	Fair value
		Level 1	Level 2	Level 3	Total
Assets:
Long-lived assets	(144,466)	—	—	165,220	165,220
Goodwill	(8,394)	—	—	0	0

The Company classified the assets described above in Level 3, as the Company used unobservable inputs to value these assets with the recognition of impairment losses related to the assets. The fair value for the major assets was measured through an appraisal based on the repurchase cost or net realizable value, or discounted estimated cash flows expected to result from the use and eventual disposition of the assets.

The following table presents assets that are measured at fair value on a nonrecurring basis in Level 3 for the six months and three months ended September 30, 2012:

	Yen (millions)
	For the six months ended September 30, 2012
	Fair value at September 30, 2012	Valuation technique	Unobservable inputs	Range
Assets:
Long-lived assets	209,687	Excess earnings method	Discount rate	10.0%
		Relief-from-royalty method	Discount rate	6.5%-10.0%
Goodwill	0	Discounted cash flow method	Weighted average cost of capital	6.2%-7.3%
		Guideline public company method	EBITDA multiple	2.6-6.2
		Guideline merged and acquired company method	EBITDA multiple	7.0-11.0

	Yen (millions)
	For the three months ended September 30, 2012
	Fair value at September 30, 2012	Valuation technique	Unobservable inputs	Range
Assets:
Long-lived assets	208,786	Excess earnings method	Discount rate	10.0%
		Relief-from-royalty method	Discount rate	6.5%-10.0%
Goodwill	0	Discounted cash flow method	Weighted average cost of capital	6.2%-7.3%
		Guideline public company method	EBITDA multiple	2.6-6.2
		Guideline merged and acquired company method	EBITDA multiple	7.0-11.0

The fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Available-for-sale securities

The carrying amount is equal to the fair value which is estimated based on quoted market prices. The fair value is also described in Note 3.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates. The Company classified long-term debt in Level 2.

Derivative financial instruments

The fair value of derivative financial instruments is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs. The fair value is equal to the carrying amount and also described in Note 12.

Advances

The fair value of advances is estimated based on the present value of future cash flows using appropriate current discount rates. The Company classified advances in Level 2. The following table excludes advances for which carrying amount approximates fair value.

Financial instruments other than listed above (such as Cash and cash equivalents, Time deposits, Trade receivables, Short- term debt, Trade payables, Accrued expenses)

The carrying amount approximates fair value because of the short maturity of these instruments. The following table excludes these financial instruments.

	Yen (millions)
	September 30, 2012		March 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Available-for-sale securities	132,255	132,255	227,737	227,737
Liabilities:
Long-term debt, including current portion	1,128,387	1,143,013	1,157,393	1,175,868
Derivatives:
Assets:
Foreign exchange contracts	4,194	4,194	6,830	6,830
Cross currency swaps	2,972	2,972	304	304
Commodity futures:	4,748	4,748	2,578	2,578
Liabilities:
Foreign exchange contracts	2,634	2,634	11,733	11,733
Commodity futures:	3,533	3,533	1,210	1,210

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At September 30, 2012, the maximum amount of undiscounted payments the Company would have to make in the event of default was 34,725 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at September 30, 2012 was immaterial.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At September 30, 2012, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 9,023 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at September 30, 2012 was 3,083 million yen.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations.

Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In fiscal 2010, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect to alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has paid a fine to the U.S. Department of Justice and the Competition Bureau Canada in fiscal 2011 to resolve alleged antitrust violations relating to compressors for refrigerator use. In fiscal 2012, the Company received notification of a European Commission Decision and accepted a fine on refrigerator compressors. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. The ability to predict the outcome of these actions and proceedings is difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Segments correspond to categories of activity classified primarily by markets, products and brand names. The Company restructured its Group organization on January 1, 2012 resulting in eight reportable segments. “AVC Networks” provides imaging equipment such as flat-panel TVs, AVC network equipment including Blu-ray Disc recorders, digital cameras and PCs as well as in-flight entertainment systems and other business-use AV equipment; “Appliances” delivers the homemaking, cooking, beauty and grooming, health, air-conditioning equipment, and cooling and heating equipment; “Systems & Communications” delivers products and services of the system networks and mobile communications; “Eco Solutions” is comprised of four business groups, which are the lighting business, the energy systems business, the housing systems business, and the environmental systems business; “Automotive Systems” operates car-use-multimedia-related equipment, eco-car- related equipment and electrical component; “Industrial Devices” covers a wide range of products such as electronic components, semiconductors and optical devices; “Energy” develops a broad energy-based business including solar photovoltaic systems and lithium-ion batteries; and “Other” consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

By Segment:

Segment information for the six months ended September 30, 2011 has been reclassified to conform to the presentation for the six months ended September 30, 2012. Information by segment for the six months ended September 30, 2012 and 2011 is shown in the tables below:

	Yen (millions)
	Six months ended September 30
	2012	2011
Sales:
AVC Networks:
Customers	574,476	775,781
Intersegment	115,544	137,824

Total	690,020	913,605
Appliances:
Customers	627,118	580,549
Intersegment	186,851	220,611

Total	813,969	801,160
Systems & Communications:
Customers	251,702	306,681
Intersegment	105,572	98,503

Total	357,274	405,184
Eco Solutions:
Customers	609,483	618,475
Intersegment	130,787	124,097

Total	740,270	742,572
Automotive Systems:
Customers	375,208	261,540
Intersegment	7,539	16,087

Total	382,747	277,627
Industrial Devices:
Customers	572,342	625,320
Intersegment	121,224	126,359

Total	693,566	751,679
Energy:
Customers	168,642	164,766
Intersegment	123,873	142,948

Total	292,515	307,714
Other:
Customers	459,189	672,086
Intersegment	239,139	313,186

Total	698,328	985,272
Eliminations	(1,030,529)	(1,179,615)

Consolidated total	3,638,160	4,005,198

	Yen (millions)
	Six months ended September 30
	2012	2011
Segment profit (loss):
AVC Networks	19,910	(15,669)
Appliances	50,997	52,804
Systems & Communications	(9,952)	(6,596)
Eco Solutions	18,623	19,414
Automotive Systems	8,657	715
Industrial Devices	17,881	(654)
Energy	2,777	(9,760)
Other	9,395	14,693
Corporate and eliminations	(30,922)	(7,348)

Total segment profit	87,366	47,599

Interest income	5,146	6,736
Dividends received	2,538	3,814
Other income	33,068	11,997
Interest expense	(12,082)	(14,172)
Impairment losses of long-lived assets	(96,984)	(145,348)
Goodwill impairment	(237,778)	(8,394)
Other deductions	(59,945)	(61,575)

Consolidated income (loss) before income taxes	(278,671)	(159,343)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

Segment information for the three months ended September 30, 2011 has been reclassified to conform to the presentation for the three months ended September 30, 2012. Information by segment for the three months ended September 30, 2012 and 2011 is shown in the tables below:

	Yen (millions)
	Three months ended September 30
	2012	2011
Sales:
AVC Networks:
Customers	270,282	390,451
Intersegment	60,083	73,288

Total	330,365	463,739
Appliances:
Customers	293,801	276,819
Intersegment	88,764	106,587

Total	382,565	383,406
Systems & Communications:
Customers	142,032	172,817
Intersegment	50,767	50,799

Total	192,799	223,616
Eco Solutions:
Customers	316,370	322,107
Intersegment	68,733	63,927

Total	385,103	386,034
Automotive Systems:
Customers	188,325	157,079
Intersegment	3,695	8,821

Total	192,020	165,900
Industrial Devices:
Customers	294,973	321,735
Intersegment	60,342	65,964

Total	355,315	387,699
Energy:
Customers	85,219	86,116
Intersegment	64,652	76,458

Total	149,871	162,574
Other:
Customers	232,660	348,526
Intersegment	122,157	152,271

Total	354,817	500,797
Eliminations	(519,193)	(598,115)

Consolidated total	1,823,662	2,075,650

	Yen (millions)
	Three months ended September 30
	2012	2011
Segment profit (loss):
AVC Networks	12,510	(11,845)
Appliances	13,622	17,911
Systems & Communications	(1,642)	3,311
Eco Solutions	14,751	13,299
Automotive Systems	4,428	4,359
Industrial Devices	10,535	2,013
Energy	2,658	(2,273)
Other	5,282	10,829
Corporate and eliminations	(13,381)	4,419

Total segment profit	48,763	42,023

Interest income	2,343	3,310
Dividends received	310	999
Other income	8,860	13,759
Interest expense	(6,456)	(6,827)
Impairment losses of long-lived assets	(96,822)	(144,466)
Goodwill impairment	(237,778)	(8,394)
Other deductions	(35,716)	(42,314)

Consolidated income (loss) before income taxes	(316,496)	(141,910)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area:

Sales attributed to countries based upon the customer’s location for the six months ended September 30, 2012 and 2011 are as follows:

	Yen (millions)
	Six months ended September 30
	2012	2011
Sales:
Japan	1,878,179	2,036,375
North and South America	486,606	484,175
Europe	320,380	384,322
Asia and Others	952,995	1,100,326

Consolidated total	3,638,160	4,005,198

United States included in North and South America	410,131	402,744
China included in Asia and Others	514,620	585,671

Sales attributed to countries based upon the customer’s location for the three months ended September 30, 2012 and 2011 are as follows:

	Yen (millions)
	Three months ended September 30
	2012	2011
Sales:
Japan	956,035	1,068,779
North and South America	242,586	244,035
Europe	152,259	187,115
Asia and Others	472,782	575,721

Consolidated total	1,823,662	2,075,650

United States included in North and South America	203,835	200,749
China included in Asia and Others	261,912	314,889

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

Transfers between business segments or geographic segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the six months and three months ended September 30, 2012 and 2011.